UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A
NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:
Prospect Yield Corporation, LLC
(Exact Name of Registrant as Specified in the Charter)

10 East 40th Street, 42nd Floor
New York, NY 10016
(Address of Principal Executive Offices)

(212) 448-0702
(Registrant’s Telephone Number, Including Area Code)

M. Grier Eliasek
Prospect Yield Corporation
10 East 40th Street, 42nd Floor
New York, NY 10016
(Name and address of agent for service)

COPIES OF COMMUNICATIONS TO:

Richard T. Prins, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 Telephone: (212) 735-5000 Facsimile: (212) 777-2790	Joseph Ferraro, Esq. General Counsel Prospect Administration LLC 10 East 40th Street, 42nd Floor New York, New York 10016 Telephone: (212) 448-0702 Facsimile: (212) 448-9652

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES ☒ NO ☐

SIGNATURES
Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of New York, State of New York, on March 10, 2015.

Prospect Yield Corporation, LLC

By	/s/ M. GRIER ELIASEK
	Name:	M. Grier Eliasek
	Title:	Chief Operating Officer

Attest:	/s/ BRIAN H. OSWALD
	Name:	Brian H. Oswald
	Title:	Chief FinancIal Officer